OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A   Amendment No. 1
Under the Securities and Exchange Act of 1934

Fremont General Corporation
Name of Issuer

common stock
Title of Class of Securities

CUSIP Number 357288109

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2006
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		2,056,150
Beneficially
Owned By Each	8	Shared Voting		3,789,350
Reporting Person
With			9	Sole Dispositive	2,056,150

			10	Shared Dispositive	3,789,350

11	Aggregate Amount Beneficially owned	4,328,200

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  5.56	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Howard M Amster
						Charitable Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		3,400
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	3,400

11	Aggregate Amount Beneficially owned	3,400

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.00 %

14	Type of Reporting Person			OO

















1	Name of Reporting Person		Howard M Amster 2005
						Charitable Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		80,700
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	80,700

11	Aggregate Amount Beneficially owned	80,700

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.1 %

14	Type of Reporting Person			OO

















1	Name of Reporting Person		Howard Amster & Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		104,800
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	104,800

11	Aggregate Amount Beneficially owned	104,800

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.13 %

14	Type of Reporting Person			OO

















1	Name of Reporting Person	Amster Limited Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		17,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	17,700

11	Aggregate Amount Beneficially owned	17,700

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.02    %

14	Type of Reporting Person			PN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,863,900
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,863,900

11	Aggregate Amount Beneficially owned	1,544,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  1.98   %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,319,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,319,000

11	Aggregate Amount Beneficially owned	1,319,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 1.7   %

14	Type of Reporting Person			OO
















1	Name of Reporting Person	Tamra F. Gould

2	If a member group		a)	/    /
c)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		23,000
Beneficially
Owned By Each	8	Shared Voting		36,100
Reporting Person
With			9	Sole Dispositive	23,000

			10	Shared Dispositive	36,100

11	Aggregate Amount Beneficially owned	59,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.08	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Tamra F. Gould Investment Trust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			OO

5	Check if Disclosure

6	Citizenship				U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		4,100
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	4,100

11	Aggregate Amount Beneficially owned	4,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.01    %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	Gould Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		32,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	32,000

11	Aggregate Amount Beneficially owned	32,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.04   %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Samuel J Heller

2	If a member group		a)	/    /
d)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		9,400
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	9,400

11	Aggregate Amount Beneficially owned	9,400

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Samuel J Heller Irrevocable Trust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			OO

5	Check if Disclosure

6	Citizenship				U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		9,400
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	9,400

11	Aggregate Amount Beneficially owned	9,400

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.01   %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	Let's Get Organized, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		250
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	250

11	Aggregate Amount Beneficially owned	250

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	James M. Loveman

2	If a member group		a)	/    /
e)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		4,100
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	4,100

11	Aggregate Amount Beneficially owned	       0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00	 %

14	Type of Reporting Person			IN



















1	Name of Reporting Person	newAX, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		12,800
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	12,800

11	Aggregate Amount Beneficially owned	12,800

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.02    %

14	Type of Reporting Person			CO

















1	Name of Reporting Person		Pleasant Lake Apts. Corp.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		287,050
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	287,050

11	Aggregate Amount Beneficially owned	287,050

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.37	 %

14	Type of Reporting Person			CO


















1	Name of Reporting Person		Pleasant Lake Apts. Ltd.
						Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		00

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		285,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	285,000

11	Aggregate Amount Beneficially owned	285,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.37  %

14	Type of Reporting Person			00

















1	Name of Reporting Person			Ramat Securities Ltd.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		410,300
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	410,300

11	Aggregate Amount Beneficially owned	410,300

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.53 %

14	Type of Reporting Person			BD


















1	Name of Reporting Person	Tova Financial, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		20,403
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	20,403

11	Aggregate Amount Beneficially owned	  7,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Tova Financial, Inc. Charitable
					Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		12,503
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	12,503

11	Aggregate Amount Beneficially owned	12,503

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.02    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person			ZAK Group LLC

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		7,900
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	7,900

11	Aggregate Amount Beneficially owned	7,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.01 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	David Zlatin

2	If a member group		a)	/    /
f)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		       980
Beneficially
Owned By Each	8	Shared Voting		440,853
Reporting Person
With			9	Sole Dispositive	       980

			10	Shared Dispositive	440,853

11	Aggregate Amount Beneficially owned	429,330

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.55  %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	David Zlatin and Gilda Zlatin JTWOS

2	If a member group		a)	/    /
g)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		22,403
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	22,403

11	Aggregate Amount Beneficially owned	 9,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01	 %

14	Type of Reporting Person			IN



















1	Name of Reporting Person	Gilda Zlatin

2	If a member group		a)	/    /
h)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		     690
Beneficially
Owned By Each	8	Shared Voting		22,403
Reporting Person
With			9	Sole Dispositive	    690

			10	Shared Dispositive      22,403

11	Aggregate Amount Beneficially owned	10,590

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01  %

14	Type of Reporting Person			IN

















There are no changes to the Schedule 13D, as amended except as set forth in this first amendment.

Item	1.	Security and Issuer

		Fremont General Corporation
		common stock

		Fremont General Corporation
		2425 Olympic Blvd., Third Floor
		Santa Monica, California 90404
		310 315 5500

CUSIP Number	357288109


Item	2.	Identity and Background

For information purposes only

Ramat Securities Ltd. clients and employees own 150,802 common shares of Fremont General Corporation common shares excluding various Amster, Gould, Zlatin member group shares or 0.19 % of Fremont General Corporation common shares.

Clients and employees of Ramat Securities Ltd. excluding various Amster, Gould, Zlatin member group shares do not have ownership, no shared voting, no dispositive power no pecuniary interest in any Fremont General Corporation common shares held by this reporting group nor to any other securities owned directly or indirectly by the reporting group.

Ramat Securities Ltd. has no ownership, no shared voting, no dispositive, no pecuniary interest in Fremont General
Corporation common shares owned by its clients and employees directly or indirectly excluding various Amster, Gould, Zlatin member group shares.

Ramat Securities Ltd. has no ownership, no shared voting, no dispositive, no pecuniary interest in any other securities owned by its clients or employees directly or indirectly excluding Mr. Amster, Mr. Zlatin.



Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased an additional 386,300 common shares with personal funds without borrowing. The total consideration for these purchases is $ 5,754,328.77 bringing Howard Amster's total investment to $ 40,525,524.08.

Howard M Amster Charitable Remainder Unitrust purchased an additional 800 common shares with trust assets without borrowing. The total consideration for the purchase is $ 11,480.82 bringing Howard M Amster Charitable Remainder
Unitrust's total investment to $ 69,102.18.

Howard M Amster 2005 Charitable Remainder Unitrust purchased an additional 19,500 common shares with trust assets without borrowing. The total consideration for these purchases is $ 279,649.13 bringing Howard M Amster 2005 Charitable Remainder Unitrust's total investment to $ 1,538,453.83.

Howard Amster and Tamra F. Gould Charitable Remainder
Unitrust purchased an additional 1,500 common shares with trust assets without borrowing. The total consideration for the purchase for this purchase is $ 21,493.85 bringing Howard
Amster and Tamra F. Gould Charitable Remainder Unitrust's total investment to $ 2,360,666.61.

Amster Ltd. Partnership purchased an additional 2,300 common shares with partnership funds without borrowing. The total consideration for these purchases is $ 34,143.62 bringing Amster Ltd. Partnership's total investment to $ 162,051.85.

Amster Trading Company purchased an additional 404,300 common shares with working capital without borrowing. The total consideration for these purchases is $ 6,641,342.70 bringing Amster Trading Company's total investment to $ 30,321,814.19.

Amster Trading Company Charitable Remainder Unitrusts purchased an additional 174,100 common shares with trust assets without borrowing. The total consideration for this purchase is $ 2,508,894.52 bringing Amster Trading Company
Charitable Remainder Unitrusts's total investment to $ 23,139,256.08.

Gould Trading Company purchased an additional 15,000 common shares with working capital without borrowing. The total consideration for this purchase is $ 235,760.00 bringing
Gould Trading Company's total investment to $ 515,913.40.

Samuel J Heller Irrevocable Trust purchased an additional
4,000 common shares with trust assets without borrowing.
The total consideration for the purchase reported on this amendment is $ 52,800.10 bringing the Samuel J Heller
Irrevocable Trust's total  investment to $ 161,364.80.

Pleasant Lake Apts. Corp. purchased an additional
500 common shares with working capital without borrowing.
The total consideration for this purchase is $ 7,288.20 bringing Pleasant Lake Apts. Corp.'s total investment to $ 41,019.67.

Pleasant Lake Apts. Ltd. Partnership purchased an additional
100,500 common shares with partnership funds without borrowing. The total consideration for this purchase is $ 1,456,118.70 bringing Pleasant Lake Apts. Ltd. Partnership's total investment to $ 4,826,859.11.

Ramat Securities Ltd. purchased an additional 54,000 common shares with working capital without borrowing. The total consideration for these purchases is $ 766,626.00 bringing
Ramat Securities Ltd.'s total investment to $ 7,562,198.40.

Tova Financial, Inc. Charitable Remainder Unitrust purchased an additional 1,128 common shares with trust assets without borrowing. The total consideration for the purchase is $ 16,398.85 bringing Tova Financial, Inc. Charitable Remainder Unitrust's total investment to $ 271,998.55.

David Zlatin, in his individual retirement account purchased an additional 220 common shares with personal funds and without borrowing. The total consideration for the purchase is $ 3,226.13 bringing David Zlatin's total investment to $ 17,147.50.









Item	4.	Purpose of Transaction

The following acquired their shares or may deemed to be a group for purposes of investment.

Howard Amster
Howard M Amster Charitable Remainder Unitrust
Howard M Amster 2005 Charitable Remainder Unitrust
Howard Amster and Tamra F Gould Charitable Remainder Unitrust
Amster Limited Partnership
Amster Trading Company
Amster Trading Company Charitable Remainder Unitrusts
Tamra F. Gould
Tamra F. Gould Investment Trust
Gould Trading Company
Samuel J. Heller
Samuel J. Heller Irrevocable Trust
Let's Get Organized, Inc.
James M. Loveman
newAx, Inc.
Pleasant Lake Apts. Corp.
Pleasant Lake Apts. Ltd. Partnership
Ramat Securites Ltd.
Tova Financial, Inc.
Toval Financial Inc., Charitable Remainder Unitrust
Zak Group Ltd.
David Zlatin
David Zlatin and Gilda Zlatin as JTWROS
Gilda Zlatin

There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D amendment which relates to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;





Item	5.	Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 77,862,000 shares as of October 31, 2006 referenced in the 10-Q for period ending
September 30, 2006.

(a)(b)	The aggregate amount owned by this Reporting Group is
5,928,923 shares or 7.61% of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 2,056,150 shares or 2.64 % of the common outstanding shares.

Howard M Amster Charitable Remainder Unitrust owns
3,400 shares or 0.00 % of the common outstanding shares.

Howard M Amster 2005 Charitable Remainder Unitrust owns
80,700 shares or 0.1 % of the common outstanding shares.

Howard Amster and Tamra F. Gould  Charitable Remainder
Unitrust owns 104,800 shares or 0.13 % of the common outstanding shares.

Amster Ltd. Partnership owns 9,100 common shares or 0.01 % of the common outstanding shares

Amster Trading Company owns 1,544,900 shares or
1.98  % of the common outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 1,319,000 shares or 1.7 % of the common outstanding shares.

Tamra F. Gould in her individual retirement account owns 23,000 common shares or
0.03  % of the common outstanding shares.

Tamra F. Gould Investment Trust owns 4,100 or
0.01 % of the common outstanding shares.

Gould Trading Company owns 32,000 or 0.04 % of the common outstanding shares.

Samuel J Heller Irrevocable trust owns 9,400 shares or 0.01 % of the common outstanding shares.


Let's Get Organized Inc. owns 250 common shares or
0.00 % of the common outstanding shares.

newAx, Inc. owns 12,800 common shares or
0.02	 % of  the common outstanding shares.

Pleasant Lake Apts. Ltd. Corp. owns 2,050 common shares or 0.00 % of the common outstanding shares.

Pleasant Lake Apts. Ltd. Partnership owns 285,000 common shares or 0.37 % of the common outstanding shares.

Ramat Securities Ltd. owns 410,300 common shares or
0.53 % of the common outstanding shares.

Tova Financial, Inc. owns 7,900 common shares or
0.01 % of the common outstanding shares.

Tova Financial, Inc. Charitable Remainder Unitrust owns 12,503 common shares or 0.02 % of the common outstanding shares.

ZAK Group LLC owns 7,900 common shares or
0.01 % of the common outstanding shares.

David Zlatin owns 980 common shares or
0.0	% of  the common outstanding shares.

David Zlatin and Gilda Zlatin as JTROS own 2,000 common shares or 0.00 % of the common outstanding shares.

Gilda Zlatin owns 690 common shares or
0.00 % of the common outstanding shares.



c)	Description of Transactions

All purchases were executed on a listed stock exchange as an open market transaction with Bear, Stearns Securities
Corp. as executing broker.






Identity		Date		Shares		Price
Howard Amster	08/24/06        150,000		14.86
and various		08/25/06        109,300		14.50
Individual		10/16/06	60,200		14.49
Retirement Accounts	10/20/06	  8,000		13.83
			11/06/06	     200		14.51
			11/07/06	  8,600		14.58
			11/20/06	50,000		16.48

Howard M Amster	11/03/06	    800		14.31
Charitable
Remainder Unitrust

Howard M Amster	08/25/06	  1,000		14.50
2005 Charitable	10/16/06	     600		14.49
Remainder Unitrust	11/03/06	17,900		14.31

Howard Amster	11/03/06	  1,500		14.31
and Tamra F. Gould
Charitable Remainder
Unitrust

Amster Ltd.		08/24/06	  2,000		14.86
Partnership		11/06/06	     300		14.51

Amster Trading	10/16/06	  4,600		14.49
Company		10/20/06	38,000		13.83
			11/07/06	  8,200		14.58
			11/20/06	85,500		16.48
			11/21/06        268,000		16.85

Amster Trading	10/16/06	17,600		14.49
Company Charitable	11/03/06        104,800		14.31
Remainder Unitrusts	11/06/06	28,500		14.51
			11/07/06	23,200		14.58

Gould Trading		08/16/06	15,000		15.70
Company

Samuel J Heller	09/21/06	  4,000		13.15
Irrevocable Trust


Pleasant Lake		11/06/06	     500		14.51
Apts. Ltd. Corp.

Pleasant Lake		10/20/06	  5,000		13.83
Apts. Ltd.		11/06/06	95,500		14.51
Partnership

Ramat Securities 	08/30/06	40,000		14.20
Ltd.			08/31/06	14,000		14.19

Tova Financial, Inc.	11/06/06	  1,128		14.51
Charitable Remainder
Unitrust

David Zlatin		11/06/06	     220		14.51
in his individual
retirement accounts



Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		November 21, 2006



/s/
Howard Amster



/s/
Howard M Amster Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee



/s/
Howard M Amster 2005 Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee





/s/
Howard Amster & Tamra F. Gould Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee



/s/
Amster Limited Partnership
By:	Howard Amster
Title:	General Partner



/s/
Amster Trading Company
By:	Howard Amster
Title:	President



/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee



/s/
Tamra F. Gould



/s/
Tamra F. Gould Investment Trust
By:	James Loveman
Title:	Trustee









/s/
Gould Trading Company
By:	Tamra F. Gould
Title:	President



/s/
Samuel J Heller



/s/
Samuel J Heller Irrevocable Trust
By:	Howard Amster
Title:	Trustee



/s/
Let's Get Organized, Inc.
By:	David Zlatin
Title:	President



/s/
James M. Loveman



/s/
newAx, Inc.
By:	John C. Loring
Title:	Chairman, President and CEO











/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President



/s/
Pleasant Lake Apts. Ltd. Partnership
By:	Pleasant Lake Apts. Corp., Howard Amster, President
Title:	Its General Partner



/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal



/s/
Tova Financial, Inc.
By:	David Zlatin
Title:	President



/s/
Tova Financial , Inc. Charitable Remainder Unitrust
By:	David Zlatin & Gilda Zlatin
Title:	Co-trustees



/s/
Zak Group LLC
By:	David Zlatin
Title:	Member







/s/
David Zlatin



/s/                         /s/
David Zlatin and Gilda Zlatin as JTWROS



/s/
Gilda Zlatin